Exhibit 99.1

CorpBanca files Material Event Notice

Santiago, Chile, October 16, 2015. CORPBANCA (NYSE:BCA; BCS: CORPBANCA) announced that it filed today with the Chilean Superintendencia de Valores y Seguros a Material Event Notice regarding the resignation of a Board of Directors member, Mr. Rafael Guilisasti Gana. The document is also available on the company's corporate website at www.corpbanca.cl.

About CorpBanca

CORPBANCA (NYSE:BCA; BCS: CORPBANCA) is Chile's oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$29.5 billion approximately and the equity totaled US$2.1 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of August 31, 2015, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 7.2% market share.

As of July 31, 2015, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. At the same date, its market share by loans remained stable at 6.4%.

CORPBANCA CONTACT
Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl